

St. Jude Resources Ltd.
[illegible] Exemption - Rule 12g3-2(b)
File No. 82-4014

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com





05006128

February 18, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 28 2005
WASH, D.C. 213 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: February 9 - 18, 2005).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

/mjh
enclosure

3/4

St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

Insider transaction detail - View details for insider

2005-02-18 16:42 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : February 9, 2005 - February 18, 2005

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: *The closing balance* of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's *calculated* balance	Conversion *or exercise* price	Date of *expiry or* maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
416923	2005-02-09	2005-02-18	Direct Ownership :	51 - Exercise of options	+730,000	0.2100	1,623,245						


SEC MAIL
RECEIVED
PROCESSING
FEB 28 2005
213
WASH., D.C.
SECTION

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
416937	2005-02-10	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-10,000	2.1000	844,290						
416943	2005-02-11	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	2.0500	846,790						
416946	2005-02-11	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-3,300	2.1500	843,490						
416949	2005-02-15	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-5,000	2.2000	838,490						
416954	2005-02-16	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-3,000	2.2000	835,490						
416955	2005-02-16	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-2,000	2.2500	833,490						
416958	2005-02-17	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-5,000	2.2000	828,490						
416960	2005-02-17	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-5,000	2.2500	823,490						
416967	2005-02-17	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-10,000	2.3000	813,490						
416969	2005-02-17	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-3,000	2.3500	810,490						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
416970	2005-02-18	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,000	2.2500	812,490						
416972	2005-02-18	2005-02-18	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	-5,000	2.3000	807,490						

Security designation: Options (Common Shares Class "A")

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
416911	2005-02-09	2005-02-18	Direct Ownership :	51 - Exercise of options	-730,000		800,000		0.2100		Common Shares Class "A"	-730,000	800,000